UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 26, 2018

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Set forth below is a copy of a results presentation prepared in connection with the filing by VivoPower International PLC of its financial results for the fiscal year ended March 31, 2018.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 26, 2018	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer

vivopower

RESULTS PRESENTATION

For the fiscal year ended March 31, 2018

July 26, 2018

Certified B Corporation

DISCLAIMER

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of solar energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; and (f) other risks discussed in filings we make with the Securities and Exchange Commission (SEC) from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, are not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income, see slide 10.

VIVOPOWER AT A GLANCE

WHO WE ARE	WHAT WE DO	HOW WE EXECUTE
• An international solar power developer… • … with one of the USA's largest solar power development portfolios… • … and impressive growth in the Australian Power Services business • NASDAQ: VVPR	• Create value through solar project development • Recycle development capital at optimal stage • Partner with developers, suppliers and investors • Deliver critical power infrastructure services in Australia	• Drive development milestones • Effective use of working capital • Capital light model • Promote global, sustainable citizenship

- Focused on US and Australian markets
- 650+ established power infrastructure customers
- $33.6 million revenues
- 1.8 GW in development
- 190 professionals
- Listed B Corporation

NEW CEO & CFO APPOINTED IN FY18; MANAGEMENT TEAM STREAMLINED



Carl Weatherley-White
Chief Executive Officer

- Over 25 years of renewable energy experience, with a focus on M&A, development, financing, private equity and joint ventures
- Formerly President & CFO of Lightbeam Electric Company
- Previously Managing Director and Global Head of Project Finance at Barclays and Lehman Brothers
- BSc Hons in Neuroscience from Brown University, and a Graduate Fellowship in economics and political science at the University of Cape Town



Art Russell
Chief Financial Officer

- Over 25 years of global experience in financial management and, business performance improvement
- Previously CFO of APC Technology Group PLC and CFO of the AVINCIS Group (acquired by Babcock International from KKR)
- BCom from University of Alberta and qualified CA in the UK and Canada



Dr. Rick Borry
Head of Development, Engineering & Asset Management

- Previously CTO at Principal Solar
- Founder of Capstone Solar leading project development and technology
- Doctorate in chemical engineering from UC Berkeley



Daniel De Boer
Executive Director (USA)

- Previously Senior Vice President of Onyx Renewable Partners
- Prior to that, associate at D. E. Shaw's Buyout team
- MBA from the Wharton School at the University of Pennsylvania and Bachelor of Arts in Political Science from Yale University



Philip Lowbridge
Managing Director – JA Martin (Australia)

- Over 32 years' experience in the electrical industry
- Started with JA Martin in 1986 as an apprentice and since that time he has been involved in all aspects of the business.
- Associate Diploma in Electrical Engineering from the Hunter Institute of Technology



Adam Malcolm
Managing Director – Kenshaw Electrical (Australia)

- Over 25 years experience in overhaul and repair of rotating electrical plant and equipment.
- Accountable for overall EBIT results, leading and driving growth across all business areas of Kenshaw Electrical & NDT Services Group.
- Adv. Dip. Business Management & Dip. Occupational Health & Safety from Forsythes Training Centre



Matt Davis
Principal (Australia)

- Previously Senior Associate at Renewable Energy Trust Capital, financing large-scale solar and wind assets in the U.S. and Canada
- Prior to that, Business Development Associate at Safari Energy
- BSc With Distinction in Management from Purdue University

SIMPLIFIED AND FOCUSED BUSINESS MODEL

- Transition to new leadership team
- Focus on execution
- Lean and agile approach

- Focus on core markets and strength – US and Australia
- Satellite presence in Asia
- Cease LatAm and Europe



NEW LEADERSHIP
FOCUSED GEOGRAPHIES
DRIVE SOLAR DEVELOPMENT
GROW POWER SERVICES

- Crystalize 1.8 GW US portfolio
- Build Australian pipeline
- Monetize non-core operational assets

- Drive margin improvement
- Grow solar EPC revenues
- Combine battery storage solutions

vivopower

KEY CHALLENGES IN FY2018

- Trump tariffs adversely impacted development plan
- Litigation commenced against former CEO
- Slow development of solar pipeline in Australia
- Right sizing of cost base
- Centralise accounting functions
- Improve execution with lean team

KEY RESULTS DELIVERED IN FY2018

Top tier US solar developer with 1.8 GW portfolio

50% of US projects (941 MW) progressed to advanced stage

40% reduction in annual overhead run-rate ($3.4 million)

Outperformance of Aevitas power services unit in Australia

Strategic review initiated for 1.8 GW US solar portfolio

Achieved full certification as a B Corporation

FINANCIAL RESULTS SUMMARY FOR THE YEAR ENDED MARCH 31, 2018

Profit & Loss (US$m)	2017	2018	Comments
Solar Development			
Revenue	26.6	1.8	Initial 2 projects complete in FY17; no new projects in FY18 due to various industry headwinds
Gross Profit	26.6	0.8	Development fees represent VivoPower's project development profit
Power Services			
Revenue	5.6	31.8	Full year of revenue from Aevitas vs. three months in FY17
Gross Profit	0.7	4.3	Improved gross profit margin from 11.9% in FY17 to 13.6% in FY18
Total			
Group Revenue	32.2	33.6	Full year of revenue from Aevitas vs. three months in FY17
Group Gross Profit	27.3	5.1	Reflects strong increase from Aevitas offset by minimal solar project development
Adjusted EBITDA *	18.9	(3.2)	Minimal higher margin solar development revenue in FY18 reduced profitability
Restructuring	(5.8)	(1.9)	Transaction costs in FY17; business restructuring costs in FY18
Impairment of assets	-	(10.2)	Relates to sale of minority stakes in North Carolina projects
Impairment of goodwill	-	(11.1)	Impairment of VivoPower Pty Ltd (Australia) acquisition goodwill
Profit/(Loss) for the year	5.3	(27.9)	FY18 negatively impacted by $26.3m of one-time charges
Loss/Earnings per share	$0.81	($2.06)	

* Adjusted EBITDA = Earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, and restructuring costs. See reconciliation of non – IFRS measures at Page 18.

BALANCE SHEET AS AT MARCH 31, 2018

Balance Sheet (US$m)	2017	2018	Comments
Project investments	18.1	14.1	Investment commitment to the ISS Joint Venture
Other non current assets	51.9	40.9	Principally goodwill and intangibles arising on the 2016 business combination
Cash	11.0	1.9 [1]	Receipt of IS-47 development fee $13.8m reinvested in ISS JV.
Trade and other receivables	19.8	7.9	Collected IS-47 development fee.
Assets held for sale	-	11.5 [1]	Net realizable value on the sale of the NC projects
Total assets	**100.8**	**76.3**	
Current liabilities	(12.2)	(20.6)	Short-term loan obligations ($3.7m) and increased accruals and provisions related to restructuring and project development commitments.
Long term liabilities	(24.0)	(18.7)	Reduced deferred tax obligation ($3.8m), repayment of AUS project loan ($0.9m), and movement of current portion of AWN loan to current liabilities ($0.9m)
Total liabilities	**(36.2)**	**(39.3)**	
Net assets [2]	**64.6**	**37.0**	Negatively impacted by current year loss
Current Ratio	2.53	1.03	
Total Debt	20.3	22.3	

[1] Assets held for sale of $11.5m were fully realized for cash subsequent to year-end

[2] Includes $25.1m of equity instruments with mandatory conversion on June 30, 2021, to VivoPower ordinary shares at a price of $10.20 per share.

vivopower

RECONCILIATION OF ADJUSTED EBITDA TO IFRS FINANCIAL MEASURES

Non-IFRS Financial Measures (US$m)	2017	2018
Net income	**5.6**	**(27.9)**
Taxation	5.3	(6.3)
Interest income and expense	0.6	3.4
Transaction costs	5.8	-
Impairment of goodwill	-	11.1
Impairment of assets	-	10.2
Restructuring costs	-	1.9
One-off non-recurring costs [1]	0.9	3.1
Depreciation and amortisation	0.7	1.3
Adjusted EBITDA	**18.9**	**(3.2)**

[1] One-off non-recurring costs include non-recurring remuneration and consulting fees, restructuring expenses and abandoned acquisition costs

SHORT TERM HEADWINDS OFFSET BY LONG TERM TAILWINDS

SHORT TERM HEADWINDS

- **Tariffs**

  Trump's tariffs adversely impacted VivoPower's development timing

- **Competition for off-take contracts**

  Utilities have scaled back standard offer contracts / intense competition in RFP opportunities

- **Low power prices**

  Solar competes on marginal cost of electricity, so projects are exposed to commodity price risk

LONG TERM TAILWINDS

- **Lower cost & improvement in technology**

  Continued visibility into cost curve decline in module and balance of system

- **Increased demand for solar power**

  Strong demand from strategic and corporations - solar competes with conventional generation

- **Continued inflows of ESG and infrastructure capital**

  Low cost institutional investors seek long-term, stable cash flow profile of solar projects

VIVOPOWER STRATEGIC FOCUS: TWO GROWTH PILLARS

Growth Pillar 1: Build Value Through Solar Development

US	• Utility Scale • 1.8 GW portfolio • Mid and advanced stage of development
Australia	• Utility Scale and Rooftop • 83 MW pipeline / 2.5 MW operating • Early and mid stage of development

Growth Pillar 2: Impressive Growth in Power Services

J.A. Martin	• Specialized critical energy infrastructure services • Long-standing clients across multiple industries • Key growth initiative: solar engineering
Kenshaw	• Electrical, mechanical and testing capabilities • Power generation services, including back-up power • Key growth initiative: battery storage solutions


LONDON
NEW YORK
SAN FRANCISCO
DALLAS
SINGAPORE
83 MW
SYDNEY

LEGEND:

- Markets
- VVPR offices
- Qualified pipeline

Note: Aevitas Group Ltd. encompass a range of electrical, mechanical and non-destructive testing services. Located in Australia's largest commercial and industrial belt have 650 active commercial, industrial and government customers.

Note: Qualified pipeline refers to the total number of projects (measured by MW) which are subject to term sheet or letter of intent, pending diligence and financing or similar stage of discussion for potential acquisition.

VIVOPOWER USA: ONE OF THE LARGEST US SOLAR DEVELOPMENT PIPELINES

JV partnership to develop 1.8 GW of solar assets by 2021

Description

JV Partner	Innovative Solar Systems (ISS)
Summary	• 1.8 gigawatts of utility scale projects • 9 states across the United States • Joint development with ISS until projects are "construction stage" • Modest investment of $14.9 million (~$0.01/W) relative to size of portfolio • VivoPower has the right to acquire construction stage projects at a fixed price. VivoPower can choose to fully develop projects or sell them to third parties for profit
Outcomes	• Manage timing of development pipeline to maximise profits (by reducing build costs) • 3 to 5 year development profit profile

Strategic Highlights

- ✓ Strong alignment with JV Partner with complementary capabilities
- ✓ Risk mitigated capped investment prevents downside risk with strong upside
- ✓ Diversified opportunity - across states that are experiencing high solar growth

Development Pipeline



Washington
128
Colorado
237
Kansas
138
New Mexico
87
Oklahoma
110
Texas
702
102
South Carolina
130
Georgia
160
Florida
Total MWdc*
1,793
Total MWdc by state

* Note: Exact MWdc subject to change through engineering process. Totals may not sum due to rounding.

VIVOPOWER AUSTRALIA: STRONG MULTI FACTOR TAILWINDS UNDERPIN GROWTH

Diversification across utility-scale solar, commercial, industrial, government rooftop solar and power services business

SOLAR DEVELOPMENT AUSTRALIA

Utility Scale Solar



- 83+ MW NSW development portfolio established
- Experienced Australian development partner
- High-quality, fast developing sites in strategic locations
- Small to medium scale projects construction ready in 4-8 month
- Initial project (18MW) expected to be construction ready in late 2018

Commercial, Industrial and Government (CIG) Rooftop Solar

- 2.1 MW across 80 customer rooftop sites nationwide
- Stable, contracted revenue projects which may be monetized over time
- Alliance with ReNu Energy (sale of Amaroo)
- NSW Government preferred solar PPA supplier
- Leverage Aevitas customer base

AEVITAS (POWER SERVICES)

Critical Power Infrastructure Services in NSW, Australia

- Provided through 2 well reputed business units, J.A. Martin and Kenshaw Electrical

Over 650+ active customers Australia-wide

- Highly diversified industry exposure across solar farms, data centres, aged care and health, water, government, infrastructure, mining services

Outperformance in FY18 with strong outlook for FY19 and beyond

- Very strong solar industry tailwinds
- Exposure to continued data centre customer growth
- Strong capex investment in aged care and health
- Continued capex investment growth in water treatment
- Biggest infrastructure boom in NSW history
- Mining services experiencing strong rebound

VIVOPOWER: SIGNIFICANT PORTFOLIO ADVANCEMENT IN FY2018

STAGES OF DEVELOPMENT

- **Early Stage**
  - Land Control
  - Preparing for Permit and Transmission Applications
- **Mid Stage**
  - Transmission Interconnection Study
  - Permitting
  - Resource Analysis
- **Advanced Stage**
  - Interconnection Agreement
  - Power Purchase Agreement
- **Construction Stage**
  - Engineering
  - Procurement
  - Construction
- **Operations Stage**
  - Commissioning

Over 50% of projects have progressed to an advanced development stage



Australian projects
US projects
(MWdc)
2,000
1,600
1,200
800
400
-
1,876
93
869
913
MW at Acquisition
Early Stage
Mid Stage
Advanced Stage

VALUE CREATION OVER DEVELOPMENT LIFE CYCLE

Illustrative Project Fair Market Value ($/W)



VivoPower can create significant equity value through the development cycle
$2.05/W
$1.48/W
$1.15/W
$0.38/W
$0.42/W
$0.00/W
VVPR Profit
Total Cost / VVPR Equity
Non-Recourse Project Financing

	Development	Construction	Operations
VivoPower	Limited capital at risk	Recycle profits Third party capital	Stable, recurring revenues Long-term (35+ years)
Potential Equity Value per Watt (DC)(1)	$0.05-$0.08	$0.08-$0.15	$0.15-$0.25

Note:
The vertical bars in the chart above represent the range of fair market value for solar projects in different phases of the development cycle.
These ranges are based on Deloitte's regression analysis of transaction values for solar assets between 2014 – 2016. Assumes EUR / USD exchange rate of 1.17 as of July 13, 2018.
(1) Management estimates in current market conditions for utility-scale solar assets in the US.

VIVOPOWER PROJECT DEVELOPMENT FINANCIAL OBJECTIVES

(US$ in millions, unless where otherwise stated)	NC-31 & NC-47 Actual	3 – 5 Year Outlook
MW Converted (1)	91.3	938 - 1,876
Time frame for conversion (2)	1 year	~75% in next three years
ROE for converted projects	1.85x	1.5 – 2.5x
Equity in converted projects (3)	$13.7	$94 – $188
Revenues from project conversion ($ per watt) (4)	$0.28	$0.15 – $0.25
Revenues from project conversion (4)	$25.4	$188 – $375
Annual Asset Management Revenues ($1.75 / kW) (5)		$1.6 – $3.3
Annual Project Distributions ($8.50 / kW) (6)		$8.0 – $15.9

Commentary

(1) 3-5 year outlook represents management's estimated success for 1.8 GW development portfolio.

(2) Weighted average period from initial investment to the sale of solar projects to third parties.

(3) Estimated equity invested in solar projects prior to sale to third parties.

(4) Total revenues received from the sale of solar projects to third parties.

(5) Estimated revenues for managing solar projects under asset management agreements.

(6) Estimated equity distributions from solar project operations from retained equity.

KEY PRIORITIES FOR FY2019

RECYCLE CAPITAL

Monetize non-core, minority equity in NC Projects for $11.5 million[1]

Monetize Australian operating solar assets

AGGRESSIVELY DRIVE US DEVELOPMENT PORTFOLIO

Complete strategic review for 1.8 GW US solar portfolio

Set monetization plan for US portfolio

DRIVE EFFICIENCY GAINS

Roll out lean management across group

$1m+ reduction in annual overhead

MAXIMIZE AEVITAS GROWTH

Accelerate revenue growth across Power Services businesses

Drive higher margins

Deliver solar engineering and construction contracts

INCREASE INVESTOR ENGAGEMENT

Expand engagement with institutional investors

July 2018 update: Response to the strategic review of the US portfolio has been robust, and multiple parties have expressed interest. We are actively pursuing this process and are on track to complete the strategic review pursuant to our FY19 priorities

1. *Cash fully realized subsequent to year-end.*

Q & A